Exhibit 99.1

Kingsoft Cloud Files Annual Report on Form 20-F for Fiscal Year 2025 and Releases 2025 Environmental, Social and Governance Report

04/23/2026

BEIJING, April 23, 2026 -- Kingsoft Cloud Holdings Limited (“we,” “Kingsoft Cloud” or the “Company”) (NASDAQ: KC and HKEX: 3896), a leading cloud service provider in China, today announced that it filed its annual report on Form 20-F for the fiscal year ended December 31, 2025 with the Securities and Exchange Commission ("SEC") on April 23, 2026. The Company also published an annual report for the year ended December 31, 2025 (the "Hong Kong Annual Report") pursuant to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "HKEx") on the same day. The annual report can be accessed on the Company's investor relations website at http://ir.ksyun.com as well as the SEC's website at http://www.sec.gov and HKEx's website at http://www.hkexnews.hk.

The Company will provide hard copies of its annual report containing the audited consolidated financial statements, free of charge, to its shareholders and ADS holders upon request. Requests should be submitted to ksc-ir@kingsoft.com.

In addition, the Company has published its 2025 Environmental, Social and Governance (ESG) Report (the “ESG Report”) to provide an in-depth review of the Company’s progress in the past year in its ESG practices, including business ethics, responsible operation, talent development, green development, sustainable supply chain, and corporate responsibility.

We have improved our ESG practices and this year we launched the “CLOUD” sustainable development strategy, covering “Corporate Governance, Labor Cultivating, Operational Excellence, Unified Eco-Creation and Digital Innovation”.

To learn more about Kingsoft Cloud’s ESG efforts and to view the full ESG Report, please visit https://ir.ksyun.com/esg.

About Kingsoft Cloud Holdings Limited

Kingsoft Cloud Holdings Limited (NASDAQ: KC and HKEX:3896) is a leading cloud service provider in China. With extensive cloud infrastructure, cutting-edge cloud-native products based on vigorous cloud technology research and development capabilities, well-architected industry-specific solutions and end-to-end fulfillment and deployment, Kingsoft Cloud offers comprehensive, reliable and trusted cloud service to customers in strategically selected verticals.

For more information, please visit: http://ir.ksyun.com.

For investor and media inquiries, please contact:

Kingsoft Cloud Holdings Limited

Wayne Wong

Tel: +86 (10) 6292-7777 Ext. 6300

Email: ksc-ir@kingsoft.com